SEC File Number: 001-38795

CUSIP Number: 776153108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN
☐ Form N-CSR

For Period Ended:	December 31, 2020

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Romeo Power, Inc.

Full Name of Registrant

Former Name if Applicable

4380 Ayers Avenue

Address of Principal Executive Office (Street and Number)

Vernon, California 90058

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semiannual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form NCSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Romeo Power, Inc. (the “Company”), is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2020 (the “Form 10-K”). The Form 10-K could not be filed within the prescribed time period required for smaller reporting companies without unreasonable effort and expense because additional time is required by the Company’s management to analyze the approprite accounting treatment for its public and private warrants and to prepare and compile certain financial information to be included in the Form 10-K. The Company is diligently preparing such financial information for inclusion in the Form 10-K and will file the Form 10-K as soon as reasonably practicable, which the Company anticipates will not be later than the fifteenth calendar day following the prescribed due date for the Form 10-K.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lauren Webb	(833)	467-2237
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Romeo Power Inc. (f/k/a RMG Acquisition Corp.) was originally incorporated under the name RMG Acquisition Corp. (“RMG”) as a blank check company incorporated in Delaware on October 22, 2018 for the purpose of effecting a merger, capital stock-exchange, asset acquisition, share purchase, reorganization, or similar business combination.

On October 5, 2020, RMG entered into an Agreement and Plan of Merger (as amended, the “Merger Agreement”), with RMG Merger Sub, Inc., a Delaware corporation and its wholly owned subsidiary (“Merger Sub”), and Romeo Systems, Inc., a Delaware corporation (“Legacy Romeo”). On December 29, 2020, pursuant to the terms of the Merger Agreement, the business combination with Legacy Romeo was effected through the merger of Merger Sub with and into Legacy Romeo, with Legacy Romeo surviving as the surviving company and as our wholly-owned subsidiary (the “Merger” and, collectively with the other transactions described in the Merger Agreement, the “Business Combination”). Upon the closing of the Business Combination, we changed our name to Romeo Power, Inc.

The Business Combination was accounted for as a reverse recapitalization (the “Recapitalization Transaction”) in accordance with the Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations. Accordingly, all historical financial information that will be presented in the combined and consolidated financial statements in the Form 10-K will represent the accounts of Legacy Romeo and its wholly owned subsidiaries “as if” Legacy Romeo is the predecessor and legal successor. The historical operations of Legacy Romeo are deemed to be those of the Company. Thus, the financial statements to be included in the Form 10-K will reflect (i) the historical operating results of Legacy Romeo prior to the Business Combination; (ii) the combined results of RMG and Legacy Romeo following the Business Combination on December 29, 2020; (iii) the assets and liabilities of Legacy Romeo at their historical cost; and (iv) RMG’s equity structure for all periods presented.

ROMEO POWER, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 31, 2021	By:	/s/ Lauren Webb
Lauren Webb, Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).